

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2010

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

> **Re:** **Ace Consulting Management, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 24, 2010**
> **File No. 333-169424**

Dear Mr. Jen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 12

1.   We continue to believe that this section should be <u>substantially</u> revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced. The changes you have made to this section in each amendment to your registration statement are not addressing this issue in a meaningful manner. For example, we believe you should revise your disclosure to:

- Provide more information about your plans and ability to provide solutions regarding expansion strategy and financial advisory. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

- Provide more information about your plans and ability to implement investor relations programs. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

- Provide more information about the joint venture and merchant banking services you intend to provide in China. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

- Explain why you disclose that your niche is listing advisory services. Disclose your actions to date in this area, your planned future actions in this area, and the specific expertise and resources you have in place to engage in this business.

- Disclose the basis for your statement that there are few smaller financial service companies that can match your expertise in China.

- Identify your consultants that are specialists in accountancy, project management, production, design and engineering with the international food processing industry and explain the terms of their relationships with you.

- Explain what role you will play in your partnerships with your cooperating team of Westwood Construction, Shanghai Gaogo Construction, and Beijing Poly Design. Although we note that these entities have design and construction experience relevant to your planned food consultant business, it is not clear what you will do for them or customers. If these entities will only refer business to you, explain the specific services that you intend to perform and the expertise and resources you have in place to perform those services.

- Provide more detailed information about the type of consulting services you intend to provide pursuant to the Shanghai Tongao Investment agreement and the specific expertise and resources you have in place to perform these services.

- Provide more information about Dr. Jen's food consulting experience gained at FMC and Procter Gamble and when he held the relevant positions at these companies. Also update Dr. Jen's biographical information to disclose his business experiences in the last five years, including his principal occupation and employment during this time.

- Explain your experience "working with investors that require external expertise to bring the investment to fruition."

- Please provide appropriate disclosure with respect to your business activities that are currently generating revenues and discussed in the MD&A

These are merely examples. We will continue to comment on these issues until you have substantively addressed this comment.

2.   We note your response to comment two in our letter dated November 11, 2010. However, the referenced risk factor disclosure is generic. Please provide the requested disclosure regarding your operating structure and any Chinese regulations that will impact each of your planned businesses in the future. Refer to our prior comments on this issue.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Via facsimile: (732) 577-1188